UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

IPASS INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of class of Securities)

46261v108
(CUSIP Number)

August 7, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

1.	Names of Reporting Persons: C. Silk & Sons, Inc., d/b/a Silk Investment Advisors
IRS Identification No.: 04-3449601

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person with:

5.	Sole Voting Power: 4,716,335

6.	Shared Voting Power: 0

7.	Sole Dispositive Power: 4,716,335

8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,716,335

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

11.	Percent of Class Represented by Amount in Row (11): 7.3%

12.	Type of Reporting Person: IA

Item 1.

(a)	Name of Issuer: IPASS INC.

(b)	Address of Issuer’s Principal Executive Offices: 3800 BRIDGE PARKWAY, REDWOOD SHORES, CALIFORNIA 94065

Item 2.

(a) Name of Person Filing: C. Silk & Sons, Inc., d/b/a Silk Investment Advisors

(b) Address of Principal Business Office: 24 Hearthstone Drive, Medfield, MA 02052

(c) Citizenship: Incorporated under the laws of the Commonwealth of Massachusetts

(d) Title of Class of Securities: Common Stock, par value $0.001 per share

(e) CUSIP Number: 46261v108

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,716,335 shares

(b) Percent of class: 7.3%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,716,335

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,716,335

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to  be the beneficial owner of more than five percent of the class of securities, check the following:  [  ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

The investment advisory clients of Reporting Person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2015

C. Silk & Sons, Inc., d/b/a Silk Investment Advisors
By /s/ Marc B. Silk
Marc B. Silk, its President